Dated as of:

March 15, 2016

FIRST AMENDED SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

BETWEEN ADVISERS INVESTMENT TRUST

AND

VONTOBEL ASSET MANAGEMENT, INC.

OPERATING EXPENSE LIMITS

Fund Name	Class of Shares	Maximum Operating Expense Limit[1]
Vontobel International Equity Institutional Fund	Institutional Class	95 basis points (bps)

Vontobel Global Equity Institutional Fund	Institutional Class	90 bps

Vontobel Global Emerging Markets Equity Institutional Fund	Institutional Class	98 bps

ADVISERS INVESTMENT TRUST			VONTOBEL ASSET MANAGEMENT, INC.

By:	/s/ Dina Tantra		By:	/s/ Joseph Mastoloni

Name:	Dina Tantra		Name:	Joseph Mastoloni

Title:	President		Title:	CCO

		Vontobel 2nd Signatory	By:	/s/ Philipp Hensler

			Name:	Philipp Hensler

			Title:	Co-CEO

[1]	Expressed as a percentage of a Fund’s average daily net assets.

AIT – Vontobel	Page 1